                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE SAVINGS
              AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 (FEE REQUIRED)

     For the fiscal year ended December 31, 1995.
     -------------------------------------------

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934(NO FEE REQUIRED)

     For the transition period from ________ to ________.

                        Commission File Number
                                               --------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Filene's Basement, Inc. Thrift Incentive Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          Filene's Basement, Inc.
          40 Walnut Street
          Wellesley, MA 02181

                 FILENE'S BASEMENT, INC. THRIFT INCENTIVE PLAN

               FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES TO
                            ACCOMPANY 1995 FORM 5500
                     ANNUAL REPORT OF EMPLOYEE BENEFIT PLAN
                              UNDER ERISA OF 1974

                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

                 FILENE'S BASEMENT, INC. THRIFT INCENTIVE PLAN

                   INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                        for the years ended December 31, 1995 and 1994

                                                                                     Page(s)
                                                                                     -------

Report of Independent Accountants                                                       2

Financial Statements:
  Statements of Net Assets Available for Benefits as of December 31, 1995 and 1994     3-4

  Statement of Changes in Net Assets Available for Benefits for the year ended
    December 31, 1995                                                                   5

  Notes to Financial Statements                                                        6-10

Supplemental Schedules:
  Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1995   11

  Item 27d - Schedule of Reportable Transactions for the year ended
    December 31, 1995                                                                 12-13

Schedules other than those listed above have been omitted because they are either not required or not applicable.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Committee of Filene's Basement,
  Inc. Thrift Incentive Plan:

We have audited the accompanying statements of net assets available for benefits of the Filene's Basement, Inc. Thrift Incentive Plan (the "Plan") as of December 31, 1995 and 1994 and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Filene's Basement, Inc. Thrift Incentive Plan at December 31, 1995 and 1994 and the related statement of changes in net assets available for benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the accompanying index on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boston, Massachusetts
June 18, 1996

                 FILENE'S BASEMENT, INC. THRIFT INCENTIVE PLAN

                                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                 December 31, 1995

                                           Prime                    Limited     Growth and   Filene's
                                           Money        Fixed         Term        Income     Basement
                                           Market       Income       Income       Equity       Corp.
                                            Fund         Fund         Fund         Fund     Stock Fund    Total
                                           ------       ------      -------     ----------  ----------    -----

                 ASSETS

Investments, at fair value               $4,477,495   $1,468,472   $1,306,148   $3,155,552   $65,326   $10,472,993

Accrued income                               19,376        7,166        5,855          179         1        32,577

Employee contributions receivable            14,744        5,510        4,702       10,615     1,124        36,695

Employer contributions receivable            61,320       26,047       19,447       55,283     4,425       166,522
                                         ----------   -----------------------   --------------------   -----------

  Total assets                            4,572,935    1,507,195    1,336,152    3,221,629    70,876    10,708,787
                                         -----------------------   -----------------------   -------   -----------

              LIABILITIES

Return of excess contributions payable       27,122       15,798       10,446       35,677     1,216        90,259

Fees payable                                  2,695          958          842        1,862       125         6,482
                                         ------------------------------------   ----------   -------   -----------

  Total liabilities                          29,817       16,756       11,288       37,539     1,341        96,741

Net assets available for benefits        $4,543,118   $1,490,439   $1,324,864   $3,184,090   $69,535   $10,612,046
                                         =======================   ==========   ==========   =======   ===========

    The accompanying notes are an integral part of the financial statements.

                 FILENE'S BASEMENT, INC. THRIFT INCENTIVE PLAN

                               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                              December 31, 1994

                                      Prime                    Limited     Growth and   Filene's
                                      Money        Fixed         Term        Income     Basement
                                      Market       Income       Income       Equity       Corp.
                                       Fund         Fund         Fund         Fund     Stock Fund   Total
                                      ------       ------      -------     ----------  ----------   -----

              ASSETS

Investments, at fair value          $4,131,246   $1,378,397   $1,262,056   $2,209,463   $88,054   $9,069,216

Accrued income                          18,068          113          234          122        19       18,556

Employee contributions receivable       16,136        8,185        6,138       12,214     1,548       44,221

Employer contributions receivable       68,950       29,546       22,658       45,885     7,385      174,424
                                    ----------   ----------   ----------   ----------   -------   ----------

  Total assets                       4,234,400    1,416,241    1,291,086    2,267,684    97,006    9,306,417
                                    ----------   ----------   ----------   ----------   -------   ----------

            LIABILITIES

Fees payable                             2,257          751          689        1,215        62        4,974
                                    ----------   ----------   ----------   ----------   -------   ----------

  Total liabilities                      2,257          751          689        1,215        62        4,974
                                    ----------   ----------   ----------   ----------   -------   ----------

Net assets available for benefits   $4,232,143   $1,415,490   $1,290,397   $2,266,469   $96,944   $9,301,443
                                 =============   ==========   ==========   ==========   =======   ==========

    The accompanying notes are an integral part of the financial statements.

                 FILENE'S BASEMENT, INC. THRIFT INCENTIVE PLAN

                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                              December 31, 1995

                                                  Prime                    Limited     Growth and   Filene's
                                                  Money        Fixed         Term        Income     Basement
                                                  Market       Income       Income       Equity       Corp.
                                                   Fund         Fund         Fund         Fund     Stock Fund       Total
                                                  ------       ------      -------     ----------  ----------       -----

Additions to net assets attributed to:
  Employee contributions (Note A)              $  538,765   $  169,252   $  148,957   $  326,474    $ 32,774    $ 1,216,222
  Employer contributions (Note A)                  61,320       26,047       19,447       55,283       4,425        166,522
  Investment income                               254,657       95,242       83,876      260,487         215        694,477
  Net appreciation (depreciation) in fair
    value of investments (Note B)                       0      106,624       45,340      444,068     (62,683)       533,349
                                               ----------   ----------   ----------   ----------    --------    -----------

      Total additions                             854,742      397,165      297,620    1,086,312     (25,269)     2,610,570

Distributions from net assets attributed to:
  Distributions to employees                      480,454      180,666      159,926      352,454      12,888      1,186,388
  Return of excess contributions                   27,122       15,798       10,446       35,677       1,216         90,259
  Administrative expenses                          10,174        3,353        3,108        6,297         388         23,320
  Transfers between funds                          26,017      122,399       89,673     (225,737)    (12,352)             0
                                               ----------   ----------   ----------   ----------    --------    -----------

      Total deductions                            543,767      322,216      263,153      168,691       2,140      1,299,967

Net increase (decrease)                           310,795       74,949       34,467      917,621     (27,409)     1,310,603

Net assets available for benefits,
  beginning of year                             4,232,143    1,415,490    1,290,397    2,266,469      96,944      9,301,443
                                               ----------------------------------------------------------------------------

Net assets available for benefits,
  end of year                                  $4,543,118   $1,490,439   $1,324,864   $3,184,090    $ 69,535    $10,612,046
                                               ============================================================================

    The accompanying notes are an integral part of the financial statements.

                FILENE'S BASEMENT, INC. THRIFT INCENTIVE PLAN

                        NOTES TO FINANCIAL STATEMENTS


A.   Description of Plan:
     -------------------

     The Filene's Basement, Inc. Thrift Incentive Plan (the "Plan") provides employees of Filene's Basement Corp. (the "Company") with an opportunity to voluntarily save for their retirement. The Plan is a defined contribution plan covering all employees of the Company who have completed 1,000 hours of credited service in a given calendar year. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     EMPLOYEE AND COMPANY CONTRIBUTIONS

     Employees may contribute any whole percentage between 1% and 10% of their annual compensation, on either a pre-tax or after-tax basis, to the Plan. The first 5% contributed by participants who are employees on the last day of the plan year (December 31) is matched by the Company at rate between 20% and 40% as determined each year at the discretion of the Company. In certain cases, the Internal Revenue Code (the "Code") may limit the amount of pre-tax contributions made by participants.

     The Code also includes provisions which limit the amount of employer contributions which may be made on behalf of any individual participant and in the aggregate.

     VESTING

     Employees of the Company as of July 29, 1988 were automatically 100% vested in Company matching contributions; all other participants become one-third vested with each year of service completed. Participants are 100% vested in their own contributions at all times. Participants who employment with the Company terminates because of death, disability or retirement will be deemed 100% vested in Company contributions and related earnings regardless of actual service. Generally, participants who terminate their employment with the Company prior to becoming fully vested will forfeit their right to any nonvested Company contributions and related earnings. Forfeited funds are used to offset future years' employer contributions.

     DISTRIBUTION OF BENEFITS

     On termination of service, retirement, death or disability, a participant (or beneficiary) may elect to receive either a lump-sum amount equal to the value of his or her account, a single life annuity, a single life annuity over ten years, a joint and survivor annuity or a monthly annuity. Participants with an account balance of $3,500 or less receive a lump-sum distribution.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's matching contribution (based on the participant's contribution) and (b) Plan investment earnings (based on the participant's account balance).

     WITHDRAWALS

     Withdrawals may be made for financial hardship or other discretionary reasons. The Plan Committee approves hardship withdrawals. After a withdrawal for financial hardship an individual cannot contribute to the Plan for the next twelve months. Withdrawal of certain after-tax contributions will result in suspension of the Company contribution for that year.

                 FILENE'S BASEMENT, INC. THRIFT INCENTIVE PLAN

     Employees entering the Plan may make an election to transfer any vested savings from a previous employer's qualified retirement savings program into the Plan.

     TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated April 16, 1990 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

     DISCRIMINATION TESTING

     To comply with the discrimination rules of Section 401(k), the Plan will refund contributions of $90,259 to certain highly compensated employees for the year ended December 31, 1995.

     The above brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

B.   Summary of Significant Accounting Policies:
     ------------------------------------------

     ADMINISTRATIVE EXPENSES

     All fees and administrative costs other than investment-related expenses are paid by the Company.

     INVESTMENT VALUATION
     The fair value of investments has been determined by the closing market prices of the investments on December31, 1995 and 1994.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

                 FILENE'S BASEMENT, INC. THRIFT INCENTIVE PLAN

     Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis of accounting.

     BENEFITS PAYABLE

     In July of 1993, the American Institute of Certified Public Accountants issued an audit guide entitled "Audits of Employee Benefit Plans, with Conforming Changes as of May 1, 1993, (the "Guide")". The provisions of the Guide are effective for plan years beginning after December 15, 1990. The Guide prohibits the recognition, as a liability, of amounts allocated to participants who have withdrawn from the Plan as of year-end, but for which disbursement of those funds has not been made by year end, in the statements of net assets available for plan benefits. Disclosure of such amounts, however, is required. Accordingly, $195,875 and $170,185 of distributions payable have not been recorded as a liability in the statement of net assets available for plan benefits at December 31, 1995 and 1994, respectively. This amount has been recorded as distributions payable in the Plan's Form 5500, in accordance with the Department of Labor's rules and regulations.

     USE OF ESTIMATES

     The accompanying financial statements have been prepared in accordance with generally accepted accounting principles, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

C. INVESTMENTS:
   -----------

     Participants in the Plan have five investment options available: the Prime Money Market Fund, the Limited Term Income Fund, the Fixed Income Fund, the Growth and Income Equity Fund, and the Filene's Basement Corp. Stock Fund.

     PRIME MONEY MARKET FUND

     The purpose of this fund is to provide a market-rate income return from a high quality, highly liquid diversified portfolio of money market instruments maturing in thirteen months or less. This fund invests in certificates of deposit, commercial paper and U.S. Treasury bills. There were 661 participants in the Prime Money Market Fund at December 31, 1995.

     LIMITED TERM INCOME FUND

     The purpose of this fund is to achieve relatively stable income with limited risk to investment principal. It invests in U.S. Government, federal agency and investment-grade corporate obligations. The average maturity is three years or less. There were 308 participants in the Limited Term Income Fund at December 31, 1995.

                 FILENE'S BASEMENT, INC. THRIFT INCENTIVE PLAN

     FIXED INCOME FUND

     The purpose of this fund is to maximize total return with a managed portfolio of bonds. At least 65% of the total value of its assets are invested in fixed income securities. This includes federal agency, U.S. Treasury, investment-grade corporate obligations and other bonds. The average maturity is five years. There were 339 participants in the Fixed Income Fund at December 31, 1995.

     GROWTH AND INCOME EQUITY FUND

     The purpose of this fund is to provide long-term capital accumulation through income reinvestment and principal appreciation at a rate which exceeds inflation. This fund invests in specific stocks, chosen by the fund manager, which are believed to represent opportunities for superior growth and value. There were 461 participants in the Growth and Income Equity Fund at December 31, 1995.


     FILENE'S BASEMENT CORP. STOCK FUND

     This fund invests solely in the common stock of Filene's Basement Corp. An individual employee may not invest more than 20% of their total investment in this fund. This fund is subject to a relatively high degree of risk because it is not a diversified investment and is subject to any potential volatility in the price of the Company's common stock. There were 147 participants in the Filene's Basement Corp. Stock Fund at December 31,
     1995. Investments of the Plan are summarized as follows:

                                         1995                          1994
                               -----------------------        ---------------------
                               Fair Value         Cost        Fair Value       Cost
                               ----------         ----        ----------       ----

Shawmut Prime Money
  Market Fund                 $ 4,477,495 *   $ 4,477,495     $4,131,246 *   $4,131,246

Shawmut Fixed Income Fund       1,468,472 *     1,465,943      1,378,397 *    1,492,878

Shawmut Limited Term
  Income Fund                   1,306,148 *     1,340,798      1,262,056 *    1,347,165

Shawmut Growth and
  Income Equity Fund            3,155,552 *     2,726,861      2,209,463 *    2,194,425

Filene's Basement Corp.
  Stock Fund                       65,326         272,327         88,054        253,479
                              -----------     -----------     ----------     ----------

Total                         $10,472,993     $10,283,424     $9,069,216     $9,419,193
                              ===========     ===========     ==========     ==========

    *Denotes investment with fair value in excess of 5% of the Plan's net assets.


                 FILENE'S BASEMENT, INC. THRIFT INCENTIVE PLAN

D.   Plan Termination:
     ----------------

While it is the intention of the Company to continue the Plan indefinitely, the Company reserves the right to terminate the Plan at any time by vote of its Board of Directors. In the event of Plan termination, participants will become fully vested in their accounts including employer contributions.

                 FILENE'S BASEMENT, INC. THRIFT INCENTIVE PLAN




                        Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                            December 31, 1995


                              Description of Investment
                              including Maturity date,
                              Rate Number of
Identity of Issue, Borrower,  Interest, Collateral,         Shares at                          Current
 Lessor, or Similar Party     Par or Maturity Value         Par Value         Cost              Value
- ----------------------------  -------------------------     ---------         ----             -------

Shawmut Bank                  Shares of Prime Money
                              Market Fund                    4,477,495     $ 4,477,495       $ 4,477,495 *

Shawmut Bank                  Shares of Fixed Income
                              Fund                             135,485       1,465,943         1,468,472 *

Shawmut Bank                  Shares of Limited Term
                              Income Fund                      131,968       1,340,798         1,306,148 *

Shawmut Bank                  Shares of Growth and
                              Income Equity Fund               220,798       2,726,861         3,155,552 *

Shawmut Bank                  Shares of Filene's
                              Basement, Corp. Stock Fund       117,738         272,327            65,326
                                                                           -----------       -----------

                                                                           $10,283,424       $10,472,993
                                                                           ===========       ===========

*Denotes investment with fair value in excess of 5% of the Plan's net assets.


                 FILENE'S BASEMENT, INC. THRIFT INCENTIVE PLAN

                                     ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                                         SERIES TRANSACTIONS IN EXCESS OF 5% OF
                                            THE CURRENT VALUE OF PLAN ASSETS

                                          for the year ended December 31, 1995


Party                                                   Number                                                 Net
to the                                                  of              Purchase       Number    Sale          Gain
Transaction             Description of Assets           Purchases        Price        of Sales   Price         (Loss)

Shawmut Bank            Prime Money Market Fund            76            $8,003,384      72      $7,685,264
Shawmut Bank            Fixed Income Fund                   8               267,650       6         267,100     $ 9,914
Shawmut Bank            Growth and Income Equity Fund      11               704,653       3         210,000      29,341


                  FILENE'S BASEMENT, INC. THRIFT INCENTIVE PLAN

                                     ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                                         SERIES TRANSACTIONS IN EXCESS OF 5% OF
                                            THE CURRENT VALUE OF PLAN ASSETS

                                          for the year ended December 31, 1995


Party                                                   Number                                                 Net
to the                                                  of              Purchase       Number    Sale          Gain
Transaction             Description of Assets           Purchases        Price        of Sales   Price         (Loss)

Shawmut Bank            Prime Money Market Fund         1             $4,379,745        1         $4,394,068
